Exhibit (a)(5)(B)

Vera employee message

Date: Wednesday, Jan 5, 5:40 am PST

From: Ryan Schmid

To: Vera All

Subject: The next step in our journey towards a health revolution

Team,

I’m excited to share with you that Vera Whole Health will combine with Castlight Health, a pioneering healthcare data and navigation company.

As I’ve said before, our mission and values have remained consistent since our founding, but what has changed, and will continue to change, is how we achieve our goals. This news is a perfect example of that.

Before I continue, let me stress that we have deep cultural and value alignment with Castlight. This was non-negotiable from the start. Our leadership team has been highly engaged with theirs and I can say with confidence the alignment is palpable and the synergies between the teams is remarkable. My personal experience with the senior leadership team is one of my main points of excitement in combining these businesses.

Together with Castlight, we will transform how patients navigate the healthcare system, how care teams deliver care, and how employers and other purchasers pay for care. By integrating our advanced primary care model with Castlight’s navigation technology, we’ll be able to offer a healthcare solution that has not yet been brought to the market.

Castight’s personalized member engagement engine will increase overall participation rates, leverage AI to tailor care pathways, and massively improve our ability to address health equity starting with improving how we engage with marginalized communities.

For years we’ve tried to accumulate the data required to execute on high performing networks (high quality and low cost) with varying degrees of success. Castlight pioneered the ‘transparency’ space and is the clear leader in quality and cost data across the country. Placing this information in the hands of our care teams dramatically increases our ability to control downstream spend and patient experience/outcome.

Castlight’s platform is a leading solution with respect to supporting members in understanding how their benefits work, including in highly complex benefit plans.

Wrapping these services around self-insured employers, fully insured employers, individuals, and Medicare Advantage members will create a first of its kind delivery and navigation system.

Castlight’s deep development expertise will also enable us to accelerate how we make all of the above available to our provider partners like Central Ohio Primary Care in Columbus.

Anthem, one of the top health plans in the country, has long been a key strategic customer of Castlight’s. Anthem intends to both invest alongside CD&R (our private equity financial sponsor) to make this combination possible but also become a major strategic customer of the combined solution that we’re currently calling primary care plus (Vera + Castlight).

I recognize that you likely will have many questions about what this means for you, your teams and your patients. Candidly, we don’t have most of those answers but over the next few months as we begin integration efforts, we’ll be in a better position to answer those questions. For now, keep doing what you’re doing – our respective leadership team will work closely together to chart our course together. My commitment to each of you is to be as transparent as possible throughout this process.

With that in mind, I hope you’ll join me on Wednesday’s Team Esteem where I’ll share a little more background and a few more details. I’ll also be joined by the ELT to help answer any questions you have.

Thanks for all you do – it’s clearly yielding incredible results and I couldn’t be more excited about our trajectory.

Ryan

Castlight Health and Vera Whole Health to Combine to Pioneer and

Scale Value-Based Care in Commercial Market

•

Combined company will integrate Castlight’s market-leading navigation technology with Vera’s best in class advanced primary care model to expand access to care, reduce healthcare costs, and improve outcomes

•	Clayton, Dubilier & Rice funds to invest in new enterprise; former Aetna Chairman and CEO Ron Williams to be Chairman of combined company

SAN FRANCISCO and SEATTLE, January 5, 2022 – Castlight Health, Inc. (“Castlight”) (NYSE: CSLT), a leading healthcare data and navigation company, and Vera Whole Health, Inc. (“Vera”), a pioneer in advanced primary care, today jointly announced an agreement under which the companies will combine. The combined company will integrate Castlight’s market-leading technology with Vera’s purpose-built clinics, health care professionals and strategic partnerships with local providers, with the potential to transform how patients access and engage with care, how providers deliver care, and how employers and other purchasers pay for care.

The transaction, which has been unanimously approved by Castlight’s Board of Directors, is valued at an equity value of approximately $370 million and will be structured as an all cash tender offer to acquire all outstanding shares of Castlight. Under the terms of the agreement, Vera will commence a tender offer to acquire all outstanding shares of Castlight Class A common stock and Class B common stock for

$2.05 in cash per share, representing a 25% premium to the closing price as of January 4th, 2022, and a 35% premium to the 30-day volume weighted average share price. Clayton, Dubilier & Rice (“CD&R”) funds, Vera’s majority equity holder, have committed to invest up to $338 million to support the combination, and Anthem, Inc. (”Anthem”), a leading health company and long-time strategic customer of Castlight, will make an investment in the combined company.

“We believe the combined company has a unique opportunity to deliver large scale innovation to the commercial customer segment and accelerate the restructuring of the healthcare market to a stronger focus on value,” said Ron Williams, Chairman of Vera and Operating Advisor to CD&R funds.

“Integrating our navigation data and technology with Vera’s high quality primary care offering addresses the fundamental need for a coordinated and personalized patient experience, while enabling providers to improve outcomes and lower costs and employers to participate in full risk sharing for the first time,” said Maeve O’Meara, Chief Executive Officer of Castlight. “We are thrilled to work with Vera and CD&R to open this new frontier of healthcare.”

“Equipping our advanced primary care teams and our patients with Castlight’s industry leading digital navigation and engagement capabilities enhances our ability to reduce total cost of care while improving the social, mental and physical health of our patients,” said Ryan Schmid, Founder and Chief Executive Officer of Vera. “Personalizing care plans and engagement campaigns while providing our care teams and patients with quality and cost data will greatly enhance the patient journey and our ability to manage commercial populations.”

“We believe this is a milestone for the healthcare system because of the way it merges benefits and care navigation, including digital touchpoints, into a patient’s primary care relationship,” said Ravi Sachdev, CD&R Partner, and member of Vera’s Board of Directors. “We believe a combination of these two innovative companies will transform care in local markets across the country.”

Bryony Winn, President of Anthem Health Solutions added, “We are excited at the potential of this unique combination to deliver a differentiated primary care experience by bringing a value-based care model to the commercial healthcare market.”

Anthem joins Morgan Health, the JP Morgan Chase & Co business focused on the transformation of employee healthcare, and Central Ohio Primary Care, the largest independent physician owned primary care group in the country, as key strategic partners in the combined company. CD&R’s initial investment in Vera was made in early 2021 and followed a series of investments in companies focusing on value-based care, including agilon health, Millennium Physician Group, and naviHealth.

The transaction is subject to regulatory approval, the tender of a majority of Castlight’s outstanding shares of common stock, and other customary closing conditions. Upon completion of the transaction, Castlight will become a privately held company and shares of Castlight’s Class B common stock will no longer be listed on any public market. The parties anticipate that the combination will be completed in the first quarter of 2022.

William Blair is serving as exclusive financial advisor to Castlight, and Fenwick & West LLP is serving as legal advisor. Kirkland & Ellis LLP is serving as legal advisor to Vera.

About Castlight Health

Castlight is on a mission to make it as easy as humanly possible for people to navigate the healthcare system and live happier, healthier, more productive lives. As a leader in healthcare navigation, we provide a world-class digital platform with a team of clinical and benefits experts to help members easily connect and engage with the right programs and care, at the right time. Castlight partners with Fortune 500 companies and health plans to transform employee and member benefits into one comprehensive health and wellbeing experience to deliver better health outcomes and maximize returns on healthcare investments.

About Vera Whole Health

Vera Whole Health is leading the critical shift to value-based care across the United States. Vera is the only care model with the capability to deliver whole system health to a diverse patient population from a single care center. The Vera model is uniquely designed to help people achieve optimum social, psychological, and physical well-being – an outcome that’s neither probable nor affordable within the current sick-care system.

About Clayton, Dubilier & Rice

Clayton, Dubilier & Rice is a private investment firm with a strategy predicated on building stronger, more profitable businesses. The Firm’s core industries for investment are healthcare, consumer/retail, technology/business services, and industrials. Since inception, CD&R has managed the investment of more than $40 billion in over 100 companies with an aggregate transaction value of more than $175 billion. The Firm has offices in New York and London.

Cautionary Notice Regarding Forward-Looking Statements

This document contains “forward-looking statements” relating to the acquisition of Castlight by Vera. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “will,” “should”, “predict”, “goal”, “strategy”, “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect,” “seek” and similar expressions and variations thereof. These words are intended to identify forward-looking statements. Vera and Castlight have based these forward-looking statements on current expectations and projections about future events and trends that they believe may affect the financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs of Vera and Castlight. Forward-looking statements are subject to significant known and unknown risks and uncertainties that may cause actual results, performance or achievements in future periods to differ materially from those assumed, projected or contemplated in the forward-looking statements, including, but not limited to, the following factors: the ability of Vera and Castlight to complete the transactions contemplated by the Agreement and Plan of Merger in the anticipated timeframe or at all, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the Agreement and Plan of Merger, the potential effects of the acquisition on Castlight, the participation of third parties in the consummation of the transaction and the combined company, the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; uncertainties as to how many of the Company’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; and other risks and uncertainties, including those set forth in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”

sections of Castlight’s Annual Report on Form 10-K for the year ended December 31, 2020 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, which are on file with the Securities and Exchange Commission (the “SEC”) and available on the SEC’s website at www.sec.gov. The information contained in this document is provided only as of the date hereof, and no party undertakes any obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.

Additional Information and Where to Find It

The tender offer for the outstanding shares of common stock of Castlight has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Castlight common stock, nor is it a substitute for the tender offer materials that Vera and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Vera will file a tender offer statement on Schedule TO with the SEC, and thereafter Castlight will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer.

THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY CASTLIGHT’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Both the tender offer statement and the solicitation/recommendation statement will be mailed to Castlight’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of Castlight by contacting investor relations at IR@castlighthealth.com. In addition, the tender offer statement, the related letter of transmittal and certain other tender offer documents and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available for free at www.sec.gov, upon filing with the SEC. In addition to these documents Castlight files annual, quarterly and current reports and other information with the SEC, which are also available for free at www.sec.gov. In addition, the solicitation/recommendation statement and the other documents filed by Castlight with the SEC will be available for free at ir.castlighthealth.com.

CASTLIGHT’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9 CAREFULLY, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO, AS WELL AS IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF CASTLIGHT COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.